Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
300 Convent Street
San Antonio, Texas 78205-3792
www.fulbright.com

Telephone: (210) 224-5575	Facsimile: (210) 270-7205
August 9, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
     Re: CCE Spinco, Inc. Registration Statement of Form 10
Ladies and Gentlemen:
     On behalf of CCE Spinco, Inc., transmitted herewith for electronic filing pursuant to Regulation S-T is a Registration Statement on Form 10, including exhibits. The filing has been effected through the Securities and Exchange Commission’s EDGAR electronic filing system.
     If you have any questions regarding the matters described herein, please telephone the undersigned at (210) 270-9367.

Very truly yours,
/s/ Daryl L. Lansdale, Jr.

Enclosure

cc:    CCE Spinco, Inc.